Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 23, 2010



SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA
Tel: 202 3313100

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed; in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl./No.	Document	Regulation	Filed with
1.	Intimation of Board Meeting	Clause 41 of the Listing Agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 22, 2010

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Secretary
The National Stock Exchange of India Limited
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sirs,

Re: Board Meeting

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Friday, April 30, 2010 to consider, *inter alia,* the audited financial results of the Company for the year ended March 31, 2010 and also to recommend dividend on shares for the said period.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary,
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013
(Fax Nos. 24972993 / 6351)

The Secretary,
Central Depository Services (India) Limited
28th Floor, P. J. Towers,
Dalal Street, Fort,
Mumbai – 400 023.
(Fax No. 2272 3199)

Exemption No. 82-35007

TRANSMISSION VERIFICATION REPORT

TIME : 22/04/2010 20:19
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	22/04 20:18
FAX NO./NAME	22722037
DURATION	00:00:39
PAGE(S)	01
RESULT	OK
MODE	STANDARD ECM